



17016696





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SEC Mail Processing Section

MAR 03 2017

Washington DC 406

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-68116 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREL HILL SECURITIES, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Robbins Lane,Suite 201
(No. and Street)

| Jericho | New York | 11753 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. O'Grady (516)-396-7905
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Greene & Co. Inc
(Name – *if individual, state last, first, middle name*)

| 65 Kingsbury Road | Garden City | NY | 11530 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John P.O'Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laurel Hill Securities,LLC, as of February 15 (original submission) 3/2, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kristine L. Evans Lundborg

Notary Public

KRISTINE L. EVANS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01EV6137613
Qualified in Nassau County
Commission Expires Dec. 5, 20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LAUREL HILL SECURITIES, LLC

(A Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2016

**LAUREL HILL SECURITIES, LLC**
(A Limited Liability Company)

**DECEMBER 31, 2016**

## Table of Contents

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

**LAUREL HILL SECURITIES, LLC**

***Report on the Financial Statements***

I have audited the accompanying statement of Financial Condition of Laurel Hill Securities, LLC (the "Company") as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

***Opinion***

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position Laurel Hill Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

February 15, 2017

# LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

## ASSETS

**Assets:**

| | |
|---|---|
| Cash | $ 109,138 |
| Securities owned, not readily marketable at estimated fair value | 25,000 |
| Other assets | 1,984 |
| **Total assets** | $ 136,122 |

## LIABILITIES AND MEMBERS' EQUITY

**Liabilities:**

| | |
|---|---|
| Accrued expenses | $ 6,500 |
| Due to affiliates | 25,152 |
| **Total Liabilities** | 31,652 |
| **Members' equity** | 104,470 |
| **Total liabilities and members' equity** | $ 136,122 |

See notes to financial statement

**LAUREL HILL SECURITIES, LLC**
(A Limited Liability Company)
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Laurel Hill Securities, LLC (the "Company"), a Delaware Company, focuses primarily on information agent functions, dealer manager tender offers, and limited investment banking activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. (FINRA). Through December 31, 2016 the Company did not carry or hold securities for customers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Use of estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income taxes***

As a wholly-owned limited liability company ,the Company is not subject to Federal ,state or local income taxes. All items of income ,expense ,gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal ,state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2016.

***Revenue recognition***

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transaction.

***Concentration of risk***

The Company maintains cash in bank accounts which are non-interest bearing.As of January 1, 2013 interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

***Uncertain tax position***

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

## 3. SECURITIES OWNED NOT READILY MARKETABLE

Securities owned not readily marketable include securities received in connection with investment banking advisory fees. During 2012, the Company received such securities in lieu of a cash fee in the amount of $25,000.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000, or as defined, 6-2/3% of aggregate indebtedness, whichever is greater. As of December 31, 2016, the Company had net capital of $77,486 which exceeded its requirement of $5,000 by $72,486. The Company's ratio of aggregate indebtedness to net capital was 40.85%.

## 5. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, an affiliate charged the Company $25,152 of fees which represents allocated salaries, rent, communication and office expenses, which are classified as such on the accompanying Statement of Operations. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. As of December 31, 2016, there was $25,152 due to the affiliate for such charges.

## 6. FAIR VALUE

The FASB Accounting Standards Codification No. 820 ("ASC 820") *"Fair Value Measurements and Disclosures"* establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

|  | |  |
|---|---|---|
| Level 1 | | Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access. |
| Level 2 | | Inputs to the valuation methodology include:<br>• Quoted prices for similar assets or liabilities in active markets.<br>• Quoted prices for identical or similar assets or liabilities in inactive markets.<br>• Inputs other than quoted prices that are observable for the asset or liability.<br>• Inputs that are derived principally from or corroborated by observable marked data by correlation or other means. |
| Level 3 | | Inputs to the valuation methodology are unobservable. |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 6. FAIR VALUE *(continued)*

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2016:

| | **Level 2** | **Total** |
|---|---|---|
| Securities not readily marketable | $25,000 | $25,000 |
| Total investments at fair value | $25,000 | $25,000 |

There were no Level 1 or Level 3 assets as of December 31, 2016.

## 7. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.